UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Hyperion Therapeutics, Inc.

(Name of Subject Company)

Ghrian Acquisition Inc.

(Name of Offeror)

A Wholly Owned Subsidiary of

Horizon Pharma, Inc.

(Parent of Offeror)

An Indirect Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

44915N101

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Kay Chandler

Sean Clayton

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,121,128,560	$130,275.14

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Hyperion Therapeutics, Inc. (“Hyperion”) in connection with the exercise of any outstanding equity awards. The transaction valuation was determined by multiplying (a) $46.00, the tender offer price, by (b) the sum of (i) 20,874,966, the number of issued and outstanding shares of common stock of Hyperion, (ii) 3,099,078, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding options to purchase shares of Hyperion common stock, and (iii) 398,316, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding restricted stock unit awards to acquire shares of Hyperion common stock. The foregoing share figures have been provided by Hyperion and are as of April 7, 2015, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,275.14	Filing Party: Horizon Pharma Public Limited Company, Horizon Pharma, Inc. and Ghrian Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: Not applicable. April 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on April 9, 2015 by Ghrian Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Horizon Pharma, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Hyperion Therapeutics, Inc., a Delaware corporation (“Hyperion”), at $46.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Summary Term Sheet

The first paragraph of the fifth question of the Summary Term Sheet under the header “Do you have the financial resources to pay for the Shares?” is amended and restated in to read as follows:

Yes. We estimate that we will need approximately $1.56 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of approximately $18 million of Hyperion’s existing indebtedness and the refinancing of $300 million of existing indebtedness of Horizon at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Parent has entered into a commitment letter, or the Debt Commitment Letter, with Citigroup Global Capital Markets Inc., or Citi, and Jefferies Finance LLC, or Jefferies Finance, on March 29, 2015, pursuant to which Citi and Jefferies Finance have committed to provide up to $900.0 million of secured term loans pursuant to a term loan facility (the “Debt Financing”). However, in lieu of borrowing pursuant to the Debt Commitment Letter, (i) Horizon Pharma plc closed an underwritten public offering of 17,652,500 of its ordinary shares at a price to the public of $28.25 per share and received aggregate net proceeds of approximately $475.2 million, after deducting underwriting discounts and other offering expenses (the “Equity Financing”), (ii) Horizon Pharma Financing Inc., a wholly-owned subsidiary of Parent, issued $475.0 million principal amount of its 6.625% senior notes due 2023 (the “Senior Notes,”), the proceeds of which were placed into escrow pending the consummation of the acquisition of Hyperion; and (iii) Parent expects to borrow $400.0 million principal amount of term loans due 2021 at an interest rate of LIBOR + 3.50% and a LIBOR floor of 1.0% pursuant to a new senior secured term loan facility that is currently in the process of being arranged and syndicated (the “Term Facility” and together with the Senior Notes, the “Substitute Debt Financing”). See Section 9 — “Source and Amount of Funds or Other Consideration.”

Item 7. Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO and the disclosure under Section 9—“Source and Amount of Funds” the second paragraph is amended and restated to read as follows:

In lieu of borrowing pursuant to the Debt Commitment Letter, (i) Horizon Pharma plc closed an underwritten public offering of 17,652,500 of its ordinary shares at a price to the public of $28.25 per share and received aggregate net proceeds of approximately $475.2 million, after deducting underwriting discounts and other offering expenses (the “Equity Financing”), (ii) Horizon Pharma Financing Inc. issued $475.0 million principal amount of its Senior Notes, the proceeds of which were placed into escrow pending the consummation of the acquisition of Hyperion; and (iii) Parent expects to borrow $400.0 million principal amount of term loans due 2021 at an interest rate of LIBOR + 3.50% and a LIBOR floor of 1.0% pursuant to a new Term Facility.

Item 7 of the Schedule TO and the disclosure under Section 15 “Conditions of the Offer” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph to the end of such Section 15:

“On April 30, 2015, Parent and Purchaser waived the Financing Proceeds Condition pursuant to the terms of the Merger Agreement. The Offer remains subject to the remaining conditions to the Offer set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase.”

On April 30, 2015 Horizon Pharma plc and Hyperion issued a joint press release announcing the waiver of the Financing Proceeds Condition, a copy of which is filed as Exhibit (a)(5)(iii) and is incorporated herein by reference.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Item 11 of the Schedule TO and the disclosure under Section 15 “Conditions of the Offer” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph to the end of such Section 15:

“The condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied by the expiration of the HSR Act waiting period, effective April 28, 2015 at 11:59 p.m.

Even though the requisite waiting period under the HSR Act has expired, at any time if the Antitrust Division or the FTC believes before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Horizon Pharma plc, Hyperion or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the transaction will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body Purchaser may not be obligated to consummate the Offer and the Merger.”

On April 29, 2015, Horizon Pharma plc and Hyperion issued a joint press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(ii) and is incorporated herein by reference.

Item 11of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by deleting and replacing the third paragraph appearing under the heading “Antitrust” to read as follows:

“We and Hyperion each filed our Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period under the HSR Act commenced on April 13, 2015 and expired, effective April 28, 2015 at 11:59 p.m. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time if the Antitrust Division or the FTC believes before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Horizon Pharma plc, Hyperion or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the transaction will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body Purchaser may not be obligated to consummate the Offer and the Merger.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(ii) (a)(5)(iii)	Press Release issued by Horizon Pharma plc and Hyperion Therapeutics, Inc., dated April 29, 2015 Press Release issued by Horizon Pharma plc and Hyperion Therapeutics, Inc., dated April 30, 2015

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 30, 2015

Ghrian Acquisition Inc.

By:	/s/ Timothy P. Walbert
Name:	Timothy P. Walbert
Title:	President and Chief Executive Officer

Horizon Pharma, Inc.

By:	/s/ Timothy P. Walbert
Name:	Timothy P. Walbert
Title:	President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
Name:	Timothy P. Walbert
Title:	Chairman, President and Chief Executive Officer

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of April 9, 2015*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on April 9, 2015*

(a)(5)(i)	Press Release issued by Horizon Pharma plc, dated March 30, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 30, 2015)*

(a)(5)(ii)	Joint Press Release issued by Horizon Pharma plc and Hyperion Therapeutics, Inc., dated April 29, 2015

(a)(5)(iii)	Joint Press Release issued by Horizon Pharma plc and Hyperion Therapeutics, Inc., dated April 30, 2015

(b)(i)	Commitment letter with Citigroup Global Markets Inc. and Jefferies Finance LLC, dated March 29, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 31, 2015)*

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 29, 2015, among Hyperion, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K/A filed by Hyperion on April 9, 2015)*

(d)(2)	Form of Tender and Support Agreement, dated as of March 29, 2015, among Parent, Purchaser and certain stockholders of Hyperion (incorporated by reference to the Current Report on Form 8-K filed by Hyperion on March 30, 2015)*

(d)(3)	Confidentiality Agreement, dated as of March 8, 2015, between Horizon Pharma plc and Hyperion, as amended.*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.